BrewDog USA Inc.
65 East State Street, Suite 1800, Columbus, OH 43215

From the Desk of James Watt, Chief Executive Officer

June 16, 2016

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington DC 20549

Dear Mr. Reynolds:

Please consider this letter as the response of BrewDog USA Inc. to the Securities and Exchange Commission's (hereinafter "the Commission") comment letter of June 15, 2016. We provide the following response:

Securities Being Offered, page 52
1. We note your response to comment 4 and we reissue it because we do not see the revised disclosure. We note that you added the statement "[t]he common stock will not be subject to further calls or assessment by the Company." We also note the statement following your addition that "[t]here are no corporate documents that limit liability to holders of Common Stock to further calls or to assessment by the issuer." Please revise your disclosure to reconcile these statements.

Disclosure has been revised as requested.

We look forward to hearing again from the Commission and to assisting in any way with the qualifying of our Form 1-A/A filing and offering statement.

Respectfully Submitted,

/JamesWatt/

James Watt
Chief Executive Officer
BrewDog USA Inc.